082-00627

DENTONIA RESOURCES LTD.

TSX-V: DTA

615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

08005844

November 6, 2008

For Immediate Release

DENTONIA ANNOUNCES $20,000 PRIVATE PLACEMENT

Dentonia Resources Ltd. (the “Company”) is pleased to announce a non-brokered Private Placement of up to 400,000 units at $0.05 per Unit.

Subject to regulatory approval, each Unit will consist of one share and one two-year common share purchase warrant entitling the purchaser to purchase an additional common share of the Company for $0.10 per share in the first year and $0.13 per share in the second year.

Funds realized will primarily be used for general corporate purposes.

FOR FURTHER INFORMATION CONTACT

SUPPL

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

DENTONIA RESOURCES LTD
TSX-V: DTA
615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

November 7, 2008

For Immediate Release

DENTONIA ENTERS INTO LOAN AGREEMENT

Dentonia Resources Ltd. ("Dentonia" or the "Company") has entered into a loan agreement with Dr. Stewart Blusson whereby Dr. Blusson will advance the sum of $50,000 to the Company as a first tranche of a possible four-tranche loan of $200,000. The loan will bear interest at 6% per annum, convertible into common shares of the Company at $0.10 per share in the first year and at $0.20 per share in the second year. This loan will be secured by Dentonia's equity interest in DHK Diamonds Inc.

FOR FURTHER INFORMATION CONTACT

Adolf A. Petancic
President
Tel: (604) 682-1141
Fax: (604) 682-1144

END